Mail Stop 3561
	July 29, 2005


Mark S. Robinow
Chief Financial Officer
Kona Grill, Inc.
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

          Re:	Kona Grill, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed July 21, 2005
	File No. 333-125506

Dear Mr. Robinow:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Artwork
1. Please provide us with support for the statement that your restaurants offer "award winning sushi."

Summary Consolidated Financial Data, page 4

Selected Consolidated Financial Data, page 20
2. Refer to footnote (2) to your pro forma net income (loss) per share. Please revise this footnote to indicate that the pro forma earnings per share disclosures reflects the conversion of all outstanding preferred stock and convertible notes into common stock as if they had occurred at the beginning of the periods presented rather than at June 30, 2005. Please note that only your balance sheet disclosures should be presented as if they had occurred at June
30, 2005. The disclosures regarding your pro forma earnings per share on page F-7 of your financial statements should be similarly revised.

Accounting for Stock Options, page 27
3. We note the discussion that has been added to pages 27 and 28 of
Management`s Discussion and Analysis in response to comment 15 in our letter dated July 18, 2005, but do not believe that the discussion provided was fully responsive to our prior comment. As previously requested, please revise this discussion to explain each significant factor that contributed to the difference between the fair value of your stock option grants of from $5.00 to $7.50 per share to your expected public offering price of approximately $10 per share. Also, revise your discussion of the methodology and assumptions used in valuing your stock option grants to indicate the sales rate growth assumptions and cash flow multipliers used in preparing your stock option valuations.

Index to Financial Statements

Note 2. Summary of Significant Accounting Policies

Net Income (Loss) Per Share, page F-11
4. We note from your revised disclosure that at June 30, 2004 you included the dilutive effect of the 500,000 shares of common stock issuable upon conversion of the convertible promissory note. We also note from your disclosure in note 8 that this convertible promissory note was issued in July 2004. Since the convertible promissory note was issued after June 30, 2004, please revise your diluted earnings per share computation for the six months ended June 30, 2004 to eliminate the dilutive effect of the convertible shares associated with the convertible promissory note.

Note 14. Subsequent Events, page F-22
5. We note your response to comment 13 in our letter dated July
18,
2005. You state that due to the lack of a reliable history or pattern
of option exercises within the company, you are unable to provide
a
meaningful estimate of expense to be recognized in connection with the acceleration. We are not aware of the guidance in FIN No. 44 where it stipulates that no compensation expense would be recognized due to a lack of a reliable historic pattern of option exercises at
the modification date. Accordingly, we would expect you to
recognize
compensation expense based on your best estimate of employee turnover
rates at the modification date and adjust your estimate in future periods for actual experience as cited in paragraphs 159 and 160 of
FIN No. 44.   In this regard, please provide us with your revised
calculation and revise your filing accordingly.

Note. 10 Stockholders` Equity

Preferred Stock, page F-19
6. Reference is made to your last paragraph under the caption "Preferred Stock." Please revise the conversion price associated with the Series A and B convertible preferred stock of $1.20 to reflect the retroactive effect of the 1-for-5 reverse stock split.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jeffrey Jaramillo, Staff Accountant, at (202) 551-3212 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-
3813
if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-
Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at
(202) 551-3238 with any other questions you may have.

						Sincerely,



						Max Webb
						Assistant Director



cc:	Quinn Williams, Esq.
	Greenberg Traurig, LLP
	Fax: (602) 445-8647










































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Mark S. Robinow
Kona Grill, Inc.
July 29, 2005
Page 1